B2 Health, Inc.

7750 N. Union Blvd. Suite 201

Colorado Springs, CO  80920

March 3, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

B2 Health, Inc.

Form AW

Post-Effective Amendment No. 1 to Registration Statement on Form SB-2

(File No. 333- 145999), filed February 15, 2008

Ladies and Gentlemen:

Please be advised that B2 Health, Inc. (the “Company”) hereby requests withdrawal of the above-mentioned Post-Effective Amendment No. 1 to Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), as it was filed on the wrong form.

Very truly yours,

B2 Health, Inc.

By:

/s/ John Quam_______

John Quam, President